
06018919


ADITYA BIRLA GROUP

November 28, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 28.11.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**



Devendra Bhandari
Company Secretary

Enc : a/a



Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com



FILE NO : 82-34979

November 28, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub : Auditor's Report on Interim Financial Statements
Ref : Scrip Code BSE - 500 303

Kindly refer to our letter dated 19th October, 2006 under the cover of which we had sent you Audited Financial Results of the Company for the quarter ended 30th September, 2006 and the Press Release.

We now enclose herewith a copy of "Auditors' Report on Interim Financial Statements" of our Auditors, M/s. S.R. Batliboi & Co., Mumbai and M/s. Khimji Kunverji & Co., Mumbai for your information and record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**



Devendra Bhandari
Company Secretary

Encl : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

KHIMJI KUNVERJI & CO.
Chartered Accountants
Suite 52, Bombay Mutual Building,
Sir P.M.Road, Fort, Mumbai-400 001, India.

S. R. BATLIBOI & CO.
Chartered Accountants
6th Floor, Express Towers,
Nariman Point, Mumbai-400 021, India.

AUDITORS' REPORT ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of
Aditya Birla Nuvo Limited

1. We have audited the attached Balance Sheet of Aditya Birla Nuvo Limited ('the Company') as at September 30, 2006, and also the Profit and Loss Account and the Cash Flow Statement for the six months period then ended annexed there to, prepared in accordance with accounting principles generally accepted in India.

2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. The attached financial statements have been prepared by the Company in accordance with of Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India.

4. The Branch Auditors' reports for the divisions not audited by us were forwarded to us and have been appropriately dealt with.

5. On the basis of the information and explanations given to us, we are of the opinion that these financial statements give a true and fair view of the Company in conformity with the accounting principles generally accepted in India:

a. in the case of the Balance Sheet, of its state of affairs as at September 30, 2006;

b. in the case of the Profit and Loss Account, of its results of operations for the six months period then ended; and

c. in the case of the Cash Flow Statement, of its cash flows for the six months period then ended.

For **Khimji Kunverji & Co.**
Chartered Accountants

per **Shivji. K. Vikamsey**
Partner
Membership No: 2242
Place: Mumbai
Date: October 19, 2006

For **S.R. Batliboi & Co.**
Chartered Accountants

per **Hemal R Shah**
Partner
Membership No: 42650
Place: Mumbai
Date: October 19, 2006

